Exhibit 99.1

Silvercorp Reports 2023 AGM Results

Trading Symbol	TSX: SVM
NYSE AMERICAN: SVM

VANCOUVER, BC, Sept. 29, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) today reported that all matters submitted to shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated August 11, 2023, were approved by the requisite majority of votes cast at Silvercorp's annual general meeting ("AGM") held today.  A total of 86,866,294 common shares, representing 49.13% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM.  The voting results for the election of directors are set out below:

	Votes For		Withheld
Director	Number	Percentage	Number	Percentage
Dr. Rui Feng	60,412,183	94.78%	3,330,405	5.22%
Paul Simpson	35,157,464	55.16%	28,585,124	44.84%
Yikang Liu	62,003,886	97.27%	1,738,702	2.73%
Marina Katusa	61,682,370	96.77%	2,060,218	3.23%
Ken Robertson	61,720,539	96.83%	2,022,049	3.17%

Mr. David Kong did not stand for re-election as a director.  The Company would like to thank David for his invaluable contributions over the years.

Final results for all matters voted on at the AGM will be filed on SEDAR+ at www.sedarplus.ca and on the Company's website.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company's goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees' wellbeing, and sustainable development.  For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 17:15e 29-SEP-23